UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-35530

BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant’s name into English)

73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission on April 9, 2018 (File No. 333-224206).

EXHIBIT LIST

Exhibit

99.1	Q2 2018 Interim Report

99.2	Interim Consolidated Financial Statements and Notes as at June 30, 2018 and December 31, 2017 and for the Three and Six Months Ended June 30, 2018 and 2017

99.3	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2018 and 2017

99.4	Form 52-109F2 – Certification of Interim Filings – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – CFO

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: August 3, 2018	By: /s/ Jane Sheere
Name: Jane Sheere
Title: Secretary